September 18, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Dear Sirs/Madams:

We have read Item 4.01 of American Technology Corporation's (the "Registrant" or the "Company") Form 8-K dated September 19, 2007, and have the following comments:

  Technical Corrections
    Item 4.01 (ii) states "Swenson's reports on the Company's consolidated financial statements as of and for each of the fiscal years ended September 30, 2006 and 2005 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles."

    Correction: Swenson was engaged to perform an "integrated audit" pursuant to PCAOB standards to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. Our reports included opinions on the effectiveness of the Company's internal controls over financial reporting. For each of the fiscal years ended September 30, 2005 and 2006, material weaknesses existed in the Company's internal controls over financial reporting and adverse opinions were issued.

    Item 4.01 (iv) uses the phrase "the Company's report regarding the effectiveness of its internal controls."

    Correction: The Registrant engaged Swenson on January 22, 2007 to perform an "integrated audit" pursuant to the PCAOB standards to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. Under PCAOB Audit Standard 2, we would have been issuing our opinion on management's report and our own opinion on the Company's internal controls over financial reporting.

    Item 4.01 (iv) states that "disagreements have arisen regarding the review philosophy."

    Correction: Swenson does not recognize the term "review philosophy" within the context of the PCAOB standards (or standards promulgated by the AICPA).

    Item 4.01 (v) states that there are no reportable events described under Item 304(a)(1)(v) of Regulation S-K.

  Correction: We notified the Company's Audit Committee on August 10, 2007, of our concerns regarding the effectiveness of the Company's control environment and disagreements with management. As a result, we requested a meeting with the Audit Committee to discuss these matters.

  Disagreements Identified in Item 4.01
    The Registrant stated that there are disagreements regarding the "review philosophy." As stated in 1(c) above, we do not recognize the term "review philosophy" within the auditing/PCAOB standards and accordingly do not agree with its usage in this Form 8-K.
    The Registrant stated that there are disagreements with respect to communications between Swenson and the Company's management. We note the following:

    On August 10, 2007, Swenson issued a letter to the Audit Committee setting forth several matters that had arisen during this fiscal year under audit which we believed required the attention of the Audit Committee. Prior to August 10, 2007, Swenson and the Company had exchanged verbal and written communications regarding several of these matters.

    The issues identified in our letter dated August 10, 2007 involved the management of the Company and the Control Environment as set forth by COSO (Committee of Sponsoring Organizations of the Treadway Commission) and certain requisite IRS (Internal Revenue Service) regulatory tax matters and filings in connection with the Company's restatement of share-based compensation expense in its fiscal year ended September 30, 2006 as a result of its investigation of the issuance of stock options in the prior year.

    Furthermore, Swenson requested a face-to-face meeting with the Audit Committee to address the matters communicated in the letter dated August 10, 2007. As of the date of this letter, the Committee has not agreed to meet with Swenson to address these matters.

    On September 12, 2007, Swenson met with the Chairperson of the Audit Committee and one other member (by phone) at the Committee's request to determine under what conditions we would restart the audit process. This was a brief telephonic meeting that focused on the potential restart process and the need for the Company and the Audit Committee to address in a meaningful way the matters raised in our letter dated August 10, 2007. The Chairperson of the Audit Committee agreed to have a subsequent meeting with management and Swenson on September 13 and on September 17, 2007, to address the matters in the August 10, 2007 letter and the restart process. On September 13, 2007, the Audit Committee Chairperson notified Swenson that Swenson it had been terminated as the Company's independent registered public accounting firm and that Swenson was to respond to inquiries of another public accounting firm.

    The Registrant noted that there are disagreements regarding the appropriate "review and audit scope" in connection with its compliance with Section 404 of the Sarbanes-Oxley Act.

We note the following:
    The responsibility for establishing the audit scope is that of the independent registered public accounting firm and not that of the Registrant.
    In our opinion, a member of senior management of the Company attempted to influence the scope of Swenson's work at various meetings with the engagement partner present, and at other times with members of the engagement team when the partner was not present.
    On August 8, 2007, a member of senior management attempted to obtain confidential internal audit documents from one of the Swenson auditors. Swenson did not allow this to occur and suspended all field work as of that date.
    The Registrant noted that it disagreed with respect to the fees charged or to be charged by Swenson.

We note the following:
    The Registrant and Swenson executed an engagement letter for the year ended September 30, 2007, in which fees were agreed to (certain fees on a fixed fee basis and others on an "as incurred" basis).
    Our projected fees at the time we executed our engagement letter were substantially less than the fees incurred in the prior fiscal year. In addition, we made numerous suggestions to the Registrant on how they could reduce the audit fees, particularly with respect to compliance with Section 404.
    It should be noted that the Registrant has experienced substantial turnover in its Control Environment personnel during Swenson's 25 month engagement period as follows:

Control Environment Position:	No. of Changes in 25 Months:
CEO/President	3
CFO	5
Controller/Chief Accountant	3
Audit Committee Chairperson	4
15

As a result, frequently during our engagement period we had to adjust to major changes in the Registrant's Control Environment management. In fact during the last 12 months there have been four different Audit Committee Chairpersons. In addition, the Registrant experienced substantial turnover in many other accounting personnel during this same period. Also, the Company received adverse opinions over their internal controls over financial reporting for the past two fiscal years due to a total of 9 material weaknesses. Accordingly, as the fiscal year 2007 progressed, the matters noted above in this letter materialized and the fee projection increased.

    The Registrant has stated that Swenson had advised that the Registrant would receive an adverse opinion for the fiscal year ended September 30, 2007. We note the following:
    Swenson has not completed any audit for the year ended September 30, 2007 and accordingly cannot state what type of opinion the Registrant would receive.
    On September 12, 2007, certain members of the Audit Committee were informed that the Company could receive any one of the following three types of opinions:

Opinion Type:	Reason:
Unqualified	No material weaknesses.
Qualified/Adverse	Material weaknesses exist at September 30, 2007.
Disclaimer	Unable to complete the audit as of September 30, 2007.

  Disagreements Not Identified in Item 4.01
    We disagree with the Registrant with respect to the following matters which we believe are strong indications of a material weakness in its Control Environment as the term is used by COSO as of August 10, 2007.

    In our letter to the Audit Committee dated August 10, 2007, we identified 12 issues which together suggested that as of that date the Company had strong indications of a material weakness in its Control Environment, and called into question the Company's ability to meet the "Tone at the Top" requirement by COSO.

    Swenson requested a meeting with the Audit Committee to discuss in detail the matters in the letter and their possible remediation prior to September 30, 2007. As noted in 2(b) above, the meeting did not occur.

    Swenson disagrees with the Registrant's failure to timely amend its payroll tax returns related to the restatement of its share-based compensation/stock options in the prior fiscal year. As noted in Footnote 1 to the consolidated financial statements of the Registrant for the year ended September 30, 2006, the Company had estimated that approximately $200,000 of additional payroll related taxes should have been withheld and remitted. The Company represented to us on January 2, 2007 that they would correct these returns on a timely basis. On three other occasions throughout 2007 (February 8, May 2, and August 7). The Company represented in writing to Swenson that such tax matters would be corrected. In July 2007, Swenson accelerated its inquiry of the status of this matter and discussed it in depth with the Audit Committee Chairperson to underscore the importance of correcting these returns and remitting the applicable taxes to the IRS. As of the date of August 7, 2007 and the filing of its Form 10-Q for the nine months ended June 30, 2007, the Company had not made such filings but communicated to Swenson yet another date in the future.
  Except as listed above, we agree with the statements made in response to that Item insofar as they relate to our Firm.

Yours truly,

Swenson Advisors, LLP